RECEIVED
2007 NOV 20 P 4:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Abbey Capital

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

07028165

SUPPL

13th November 2007

Re: Submission of ACL Alternative Fund Ltd, file number 34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period October 1st to October 31st, 2007

- Monthly Performance Report for October.
- Daily NAV's for ACL Alternative Fund for October.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

PROCESSED
NOV 26 2007
THOMSON FINANCIAL

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

31-Oct-07

*Submission of ACL Alternative Fund Ltd, file number **34999***

Date	NAV
30-Sep-07	170.37
1-Oct-07	170.64
2-Oct-07	167.54
3-Oct-07	167.17
4-Oct-07	168.17
5-Oct-07	169.84
8-Oct-07	167.60
9-Oct-07	168.21
10-Oct-07	168.99
11-Oct-07	172.03
12-Oct-07	171.72
15-Oct-07	171.48
16-Oct-07	170.23
17-Oct-07	170.83
18-Oct-07	172.68
19-Oct-07	172.92
22-Oct-07	169.48
23-Oct-07	171.65
24-Oct-07	172.50
25-Oct-07	174.83
26-Oct-07	177.07
29-Oct-07	179.30
30-Oct-07	177.64
31-Oct-07	179.69

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update October 2007 **+5.5%, +6.4% Year-to-date**

Summary

The ACL Alternative Fund USD Share Class A was up +5.5% in October, and is currently +6.4% year-to-date. Energy trading was the main driver of performance, with gains also coming from FX and metals trading. Expectations of a further US interest rate cut saw equity markets finish higher, while the USD weakened sharply, boosting commodity prices.

FX

Lower US interest rates saw the USD decline to notable levels, with the USD index falling to a record low against a basket of 6 major currencies. The EUR reached record highs, closing at 1.4465, while the GBP reached its strongest level in 26 years at 2.0790. The change in interest rate differentials also saw the CAD touch a 47-year high versus the USD, while increased carry trade activity saw the AUD rally to its strongest level in 23 years. The JPY closed slightly lower at 115.18 against the USD as weak Japanese economic data diminished expectations of an increase in the Bank of Japan's key interest rate.

Equity

Equity markets were generally higher on the month as expectations of lower US interest rates boosted risk appetite, offsetting rising energy prices and mixed corporate earnings reports. The S&P 500 gained +1.5%, recovering from a sharp mid-month decline, while the NASDAQ Composite finished up +5.5%. European markets also closed higher with the FTSE rising +3.4% and the DAX gaining +2.0%. Asian markets were mixed on the month as the uncertain outlook of the Japanese economy saw the Nikkei 225 fall -0.3%, while Hong Kong's Hang Seng index rallied +15.5% to a new record high on the expectation of an interest rate cut.

Financials

The prospect of lower US interest rates saw Bond yields fall on the month, sending prices higher, with tame consumer price data easing inflationary fears. The yield on the US Treasury two-year note fell to its lowest level since 2005 at 3.69%.

Energy

The weaker USD and heightened Middle-Eastern tensions saw Crude Oil prices rally to a record high above $94, closing up +15% on the month. Other Energy sector products also rallied, with Gasoline and Heating Oil prices posting strong gains. Natural Gas prices rose in choppy trading as bearish news of milder US weather was offset by late-month supply disruptions.

Agriculture and Metals

The price of Wheat fell in October, closing -14% lower on expectations that recent record prices will spur an increase in global planting of the crop. Gold rose above $800 an ounce for the first time in 27 years at month-end as the USD declined to notable lows.

Continued overleaf..

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	2000	2001	2002	2003	2004	2005	2006	2007
January	-	-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%	1.5%
February	-	2.4%	-2.5%	8.4%	7.1%	0.2%	-2.9%	-4.8%
March	-	6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%	-2.1%
April	-	-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%	4.8%
May	-	0.1%	-1.4%	7.2%	-2.3%	2.6%	-0.6%	2.4%
June	-	-1.6%	10.6%	-4.8%	-4.3%	3.8%	-2.9%	3.4%
July	-	2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%	-4.5%
August	-	5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%	-5.4%
September	-	7.0%	5.5%	-1.0%	2.1%	2.7%	-2.2%	6.4%
October	-	9.7%	-7.2%	2.7%	1.3%	-1.7%	2.3%	5.5%
November	-	-11.5%	-1.7%	1.2%	1.7%	7.9%	2.5%	-
December	8.8%	-0.0%	6.9%	6.0%	-0.4%	0.9%	3.1%	-
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	14.1%	6.4%

Figure for October 2007 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

Performance Analysis *(as at 31st October 2007)*

	ACL Alternative Program USD Share Class A (1st December 2000)	ACL Alternative Fund USD Share Class A (31st January 2002)
Cumulative Return	114.8%	79.7%
Annualised ROR	11.7%	10.6%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.2%	14.0%
Volatility from Nov 2003	12.5%	12.5%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.6

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

Trading Style Analysis

Thirteen of the twenty managers in the ACL Alternative were positive in October, with Long-term Trendfollowing the most profitable trading style, capturing the sharp rise in energy prices and continued USD weakness. Short-term trading also recorded gains from energy and financials trading to record a positive month. Macro strategies finished negative, with choppy equity markets resulting in losses, while FX strategies were flat on the month. Value trading made gains in FX and interest rate markets.

Correlation Table

(Monthly Returns from December-2000 to October-2007)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	-0.2	-0.2
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg


ACL Alternative Program USD Share Class A Cumulative Return - December 00 to October 07*
$2,400
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 invested in December 00 = $2,148
** Figure for October 07 is estimated**

* The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002


ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: October 07*
Cumulative Gross Trading P&L
Energy
Currency - majors
Currency - emerging markets
Equity indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector
*The above graph shows gross figures, excluding interest and fees.

Fund Class	Inception Date
ACL Alternative Fund USD Share Class A	January 2002
ACL Alternative Fund Euro Share Class A	July 2004
ACL Alternative Fund USD Share Class B	July 2006
ACL Alternative Fund GBP Share Class B	January 2006

END